UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file Number 0001130713

OVERSTOCK.COM  401(k) PLAN

OVERSTOCK.COM, INC.
6350 South 3000 East
Salt Lake City, Utah  84121

OVERSTOCK.COM
401(k) PLAN

Financial Statements
And
Supplemental Schedules

December 31, 2005 and 2004

OVERSTOCK.COM
401(k) PLAN

*             Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Overstock.com, Inc.

Overstock.com  401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Overstock.com 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Overstock.com  401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) delinquent participant contributions as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8 of the basic financial statements, the December 31, 2004 statement of net assets available for benefits has been restated.

/s/ Mayer Hoffman McCann P.C.
Salt Lake City, Utah
June 29, 2006

OVERSTOCK.COM
401(k) PLAN

Statements of Net Assets Available for Benefits
as of December 31, 2005 and 2004

		Restated
	2005	2004
Assets

Investments at fair value:
Mutual funds	$1,676,170	$1,190,159
Money market funds	418,465	142,527
Common Stock of plan sponsor	268,315	—

Total investments	2,362,950	1,332,686

Contributions receivable:
Profit sharing	341,968	232,499

Total assets	2,704,918	1,565,185

Liabilities

Excess employee deferrals	2,717	4,425

Net Assets Available for Benefits	$2,702,201	$1,560,760

The accompanying notes are an integral part of these statements.

OVERSTOCK.COM
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005

Additions to net assets attributed to:

Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$(37,272)
Interest and dividends	11,135
Total investment income (loss)	(26,137)

Contributions:
Participant	684,102
Employer discretionary contributions	257,512
Profit sharing	341,968
Rollovers	817
Total contributions	1,284,399

Total additions	1,258,262

Deductions from net assets attributed to:
Benefits paid to participants	116,385
Administrative expenses	436
Total deductions	116,821

Net increase in net assets available for benefits	1,141,441

Net assets available for benefits:
Beginning of year (as originally reported)	1,328,261
Profit sharing contributions receivable	232,499
Beginning of year (as restated)	1,560,760

End of year	$2,702,201

The accompanying notes are an integral part of these statements.

OVERSTOCK.COM
401(k) PLAN

Notes to Financial Statements

Note 1 — Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the “Company” or “Plan Sponsor”) in 1998 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee The Plan has engaged Fidelity Management Trust Company (the “Trustee”) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Investments Institutional Operations Corporation, Inc. (the “Recordkeeper”) which provides recordkeeping and administrative services to the Plan.

Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) six months of service; and (2) 21 years of age. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 516 and 361 participants in the Plan as of December 31, 2005 and 2004, respectively.

Contributions Participants may contribute 50 percent of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company contributes a discretionary matching percentage of these contributions subject to certain limitations. For the years ended December 31, 2005 and 2004, the Company matched 50 percent of participant contributions up to 6 percent of their annual compensation.

The Company also matches, at its sole discretion, an annual profit sharing contribution. The Company made a profit sharing contribution of $341,968 and $232,499, for the years ended December 31, 2005 and 2004, respectively.

Participant contributions and company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s matching contribution and discretionary profit sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company’s discretionary matching contribution to date has been invested both in money market funds during 2004 and in common stock of the Plan Sponsor during 2005. The investment in common stock of the Plan Sponsor is considered non-participant-directed.

As of December 31, 2005, each Participant may elect to have his or her contributions invested in any one or any combination of twenty-five investment funds and in the common stock of the Plan Sponsor. These funds include:

Fidelity Contrafund     The fund seeks to provide capital appreciation by investing in common stocks. The fund may invest in securities of domestic and foreign issuers whose value Fidelity Management & Research Company (FMR) believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks or both.

Fidelity Equity Income     The fund invests at least 80% of assets in equity securities. Normally invests in income-producing equity securities which tend to lead to investments in large cap ‘value’ stocks. The Fund potentially invests in other types of equity securities and debt securities, including lower- quality debt securities. Invests in domestic and foreign issuers.

Fidelity Intermediate Bond     The fund invests at least 80% of assets in investment-grade debt securities of all types and repurchase agreements of those securities. In addition, the fund normally maintains a dollar-weighted average maturity between three and ten years.

Fidelity Value     The fund invests in common stocks of companies that possess valuable fixed assets or common stocks that FMR believes are undervalued in the marketplace in relation to factors such as the issuing company’s assets, earnings, or growth potential.

Fidelity Capital Appreciation     The fund invests in common stocks of domestic and foreign issuers. The fund may invest in ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Blue Chip Growth    The fund primarily invests in common stocks of well-known and established companies. Normally the fund invests at least 80% of its assets in blue chip companies (those with market capitalizations of at least $200 million if included in the S&P 500 Index or the Dow Jones Industrial Average, or $1 billion if not included in either index). The fund may also invest in common stocks of companies that FMR believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Low-Priced Stock     The fund normally invests at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund potentially invests in stocks not considered low-priced. The fund may invest in either ‘growth’ or ‘value’ stocks or both, and in domestic and foreign issuers.

Fidelity Diversified International     The fund seeks capital growth by investing primarily in non-U.S. securities. Normally invests in common stocks. The fund allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Fidelity Dividend Growth    The fund invests at least 80% of assets in equity securities. Normally invests  in common stocks of companies that FMR believes have the potential to pay dividends in the future. The Fund invests in domestic and foreign issuers.

Fidelity Mid-Cap Stock     The fund seeks long-term capital growth. Normally invests at least 80% of assets in common stocks of companies with medium market capitalization (those with market capitalization similar to companies in the Russell MidCap Index or the S&P MidCap 400 Index). Potentially investing in companies with smaller or larger market capitalization. Invests in domestic and foreign issuers. Invests in ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Small-Cap Stock     The fund invests at least 80% of its assets in common stocks of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index). The fund may invest in securities of domestic and foreign issuers.

Fidelity Freedom Income     The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2000 continues becoming more conservative for 5 to 10 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors who retired around the year 2000.

Fidelity Freedom 2010     Invests in a combination of Fidelity equity. fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2010 will continue to become more conservative for 5 to 10 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2020 will continue to become more conservative for 5 to 10 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2030 will continue to become more conservative for 5 to 10 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2030.

Spartan Total Market Index     The fund normally invests at least 80% of assets in common stocks included in the Wilshire 5000 Total Market Index, which represents the performance of a broad range of U.S. stocks. FMR may lend the fund’s securities to earn income.

Spartan Extended Market Index     The fund invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index, which represents the performance of stocks of small- to mid-capitalization U.S. companies.

Fidelity Retirement Money Market     Invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR may also enter into reverse repurchase agreements for the fund. More than 25% of the fund’s total assets will be invested in the financial services industries. FMR complies with industry standard requirements for money market funds regarding quality, maturity, and diversification of the fund’s investments.

Spartan US Equity Index     The fund invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity Freedom 2040     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2040 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2040.

Fidelity Freedom 2005    Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2005 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors who retired around the year 2005.

Fidelity Freedom 2015     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2015 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2015.

Fidelity Freedom 2025     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2025 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2025.

Fidelity Freedom 2035     Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2035 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. Targeted to investors expected to retire around the year 2035.

Overstock.com Common Stock which invests in the common stock of Overstock.com, Inc.

As of December 31, 2004, each Participant may have elected to have his or her contributions invested in any one or any combination of twenty-eight investment funds. Investment funds available as of December 31, 2004 that are also available as of December 31, 2005 as described above. Funds that were no longer available to participants for investment of future contributions, or reallocation of existing account balances effective January 1, 2005 are as follows:

Fidelity Fund     The fund seeks long term-term capital growth by investing primarily in common stocks. Potentially investing a portion of assets in bonds, including lower-quality debt securities.

Fidelity Puritan     The fund invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. Invests at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). Invests in domestic and foreign issuers.

Fidelity Small-Cap Retirement     The fund invests approximately 80% of assets in securities of companies with small market capitalization. Investing in domestic and foreign issuers and either ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Growth Company     The fund invests primarily in common stocks of domestic and foreign issuers that FMR believes offer the potential for above-average growth. Growth may be measured by factors such as earnings or revenue. Uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Investment Grade Bond    The fund invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities. As of 4/30/03, the fund is managed to have similar overall interest rate risk to the Lehman Brothers Aggregate Bond Index. FMR allocates assets across different market sectors and maturities. FMR analyzes a security’s structural features and current pricing, trading opportunities, and the credit quality of its issuer to select investments.

Fidelity OTC Portfolio    The fund normally invests in common stock. The fund normally invests at least 80% of assets in securities principally traded on NASDAQ or another over-the-counter (OTC) market, which has more small and medium-sized companies than other markets. The fund may also invest in non-OTC securities. Invests more than 25% of total assets in the technology sector. Invests in foreign and domestic stock.

Fidelity Overseas    The fund invests at least 80% of assets in non-U. S. securities. When allocating investments among countries and regions, FMR considers the size of the market in each country and region relative to the size of the world market as a whole. Normally invests primarily in common stocks.

Fidelity Equity Income II     Seeks reasonable income. The fund also considers the potential for capital appreciation. The fund looks for a yield that exceeds the composite yield on the securities comprising the S&P 500.

Fidelity Aggressive Growth     The fund invests primarily in common stocks of domestic and foreign issuers that FMR believes offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Fidelity Large-Cap Stock     The fund invests at least 80% of assets in common stocks of companies with large market capitalization (which, for all purposes of this fund, are those with market capitalizations similar to companies in the Russell 1000 Index or the S&P 500). Invests in domestic and foreign issuers. Invests in ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Fifty    The fund seeks capital appreciation by normally investing primarily in common stocks of domestic and foreign issuers that FMR believes have the greatest potential for growth. The fund normally invests in 50-60 stocks and invests in either ‘growth’ stocks or ‘value’ stocks or both.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, vesting is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2005 and 2004, forfeited non-vested accounts totaled $51,190 and $32,404, respectively. The Plan Sponsor will allocate the forfeited accounts to all active participants in 2006.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2005, the Company assumed all Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution equal to the vested value of the account, receive the vested value of the account in periodic installments, or transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

Loans to Participants The Plan does not currently allow participant loans.

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 — Significant Accounting Policies

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2005 and 2004, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2005. Actual results could differ from those estimates.

Risks and Uncertainties The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by Fidelity Management Trust Company at December 31, 2005 and 2004, based on net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.

Contributions Participant contributions are recorded in the period during which the Company makes payroll deductions from participants’ earnings. Company matching contributions are recorded in the same period. Company profit sharing contributions are accrued in the period for which they are authorized and are paid out in the following period.

Benefits Benefits are recorded when paid.

Note 3 — Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2005 and 2004:

	2005
Fidelity Contrafund	$42,455
Fidelity Equity Income	86,442
Fidelity Intermediate Bond	135,800	*
Fidelity Value	243,758	*
Fidelity Capital Appreciation	84,375
Fidelity Blue Chip Growth	167,477	*
Fidelity Low-Priced Stock	172,587	*
Fidelity Diversified International	126,462
Fidelity Dividend Growth	69,057
Fidelity Mid-Cap Stock	195,945	*
Fidelity Small-Cap Stock	5,284
Fidelity Freedom Income	1,625
Fidelity Freedom 2000	7,973
Fidelity Freedom 2010	11,716
Fidelity Freedom 2020	52,468
Fidelity Freedom 2030	115,551
Spartan Total Market Index	93,185
Spartan Extended Market Index	3,524
Fidelity Retirement Money Market	418,465	*
Spartan US Equity Index	21,282
Fidelity Freedom 2040	12,550
Fidelity Freedom 2005	57
Fidelity Freedom 2015	2,957
Fidelity Freedom 2025	4,416
Fidelity Freedom 2035	19,224
	2,094,635
Company Stock:
Participant-directed	17,420
Non-participant-directed	250,895

Total company stock	268,315*

	$2,362,950

* Represents 5% or more of investments in the Plan’s net assets at the indicated date.

	2004
Fidelity Fund	$32,820
Fidelity Puritan	69,359
Fidelity Equity Income	45,055
Fidelity Growth Company	59,118
Fidelity Investment Grade Bond	65,115
Fidelity Intermediate Bond	41,987
Fidelity Value	123,257	*
Fidelity OTC Portfolio	5,933
Fidelity Overseas	25,106
Fidelity Blue Chip Growth	80,830	*
Fidelity Low-Priced Stock	131,479	*

Fidelity Equity Income II	21,782
Fidelity Aggressive Growth	84,850	*
Fidelity Diversified International	41,524
Fidelity Dividend Growth	41,274
Fidelity Mid-Cap Stock	48,801
Fidelity Large-Cap Stock	23,970
Fidelity Freedom Income	1,163
Fidelity Freedom 2000	4,911
Fidelity Freedom 2010	7,738
Fidelity Freedom 2020	65,873
Fidelity Freedom 2030	73,765
Fidelity Small-Cap Retirement	1,049
Spartan Total Market Index	45,721
Fidelity Fifty	42,334
Fidelity Retirement Money Market	142,527	*
Fidelity Freedom 2040	5,345

	$1,332,686

* Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $37,272 as follows:

2005
Company Stock	$(32,326)
Mutual Funds	(4,946)
$(37,272)

Note 4 — Non-participant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2005 is presented as follows:

2005
Changes in non-participant-directed net assets:

Investment income (loss)	$(271,681)
Benefits paid	(4,624)
Company discretionary contributions	527,200
Increase in net assets	250,895

Net assets invested in Company Stock:
Beginning of year	—
Non-participant-directed	250,895
End of year	$250,895

Note 5 — Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2005 and 2004 Plan years and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2005 and refunded in 2006 was $2,717. The amount accrued for at December 31, 2004 and refunded in 2005 was $4,425.

Note 6 — Tax Status of the Plan

The Plan is a standardized prototype plan developed by the Trustee of the Plan. As such, the Plan can rely on the opinion letter issued by the IRS to the Trustee. The most recent letter dated October 9, 2003, stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 7 — Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The 2005 and 2004 employer discretionary contributions were invested in money market funds and in Overstock.com, Inc. common stock.

Note 8 — Restatement of Beginning Net Assets

Following review of our accounting policy and in consultation with the Company’s Independent Public Accounting Firm, the Company determined it was appropriate to restate the profit sharing contribution receivable for the year ended December 31, 2004. The cumulative effect of the restatement was to increase the profit sharing contribution receivable and beginning net assets available for benefits by $232,499 at December 31, 2004.

Note 9 — Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31,	December 31,
	2005	2004
Net assets available for benefits as reported in the financial statements	$2,702,201	$1,560,760

Plus: excess contributions payable not reported on the Form 5500	2,717	4,425

Less: profit sharing contribution receivable not reported on the Form 5500	(341,968)	(232,499)

Net assets available for benefits as reported in the Form 5500	$2,362,950	$1,332,686

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500:

December 31,
2005
Contributions as reported in the financial statements	$1,284,399
Plus: 12/31/04 profit sharing contribution receivable	232,499
Less: 12/31/05 profit sharing contribution receivable	(341,968)
Contributions as reported in the Form 5500	$1,174,930

Distributions as reported in the financial statements	$116,385
Plus: 12/31/04 excess employee deferrals	4,425
Less: 12/31/05 excess employee deferrals	(2,717)
Distributions as reported in the Form 5500	$118,093

SUPPLEMENTAL SCHEDULES

OVERSTOCK.COM
401(k) PLAN

Employer Identification Number 87-0634302
Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

Year Ended December 31, 2005

Participant Contribution and Loan Payments	Total that Constituted Non-exempt
Transferred Late to the Plan	Prohibited Transactions
	Contributions	Contributions
	Corrected	Pending Correction
$20,908	$20,908	—

OVERSTOCK.COM
401(k) PLAN

Employer Identification Number 87-0634302
Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

As of December 31, 2005

		(c) Description of investment,
	(b) Identity of issue,	including maturity date,
	borrower, lessor,	interest rate, collateral,		(e) Current
(a)	or similar party	par or maturity value	(d) Cost	Value
*	Fidelity	Fidelity Contrafund	$ ***	$42,455

*	Fidelity	Fidelity Equity Income	***	86,442

*	Fidelity	Fidelity Intermediate Bond	***	135,800

*	Fidelity	Fidelity Value	***	243,758

*	Fidelity	Fidelity Capital Appreciation	***	84,375

*	Fidelity	Fidelity Blue Chip Growth	***	167,477

*	Fidelity	Fidelity Low-Priced Stock	***	172,587

*	Fidelity	Fidelity Diversified International	***	126,462

*	Fidelity	Fidelity Dividend Growth	***	69,057

*	Fidelity	Fidelity Mid-Cap Stock	***	195,945

*	Fidelity	Fidelity Small-Cap Stock	***	5,284

*	Fidelity	Fidelity Freedom Income	***	1,625

*	Fidelity	Fidelity Freedom 2000	***	7,973

*	Fidelity	Fidelity Freedom 2010	***	11,716

*	Fidelity	Fidelity Freedom 2020	***	52,468

*	Fidelity	Fidelity Freedom 2030	***	115,551

*	Fidelity	Spartan Total Market Index	***	93,185

*	Fidelity	Spartan Extended Market Index	***	3,524

*	Fidelity	Fidelity Retirement Money Market	***	418,465

*	Fidelity	Spartan US Equity Index	***	21,282

*	Fidelity	Fidelity Freedom 2040	***	12,550

*	Fidelity	Fidelity Freedom 2005	***	57

*	Fidelity	Fidelity Freedom 2015	***	2,957

*	Fidelity	Fidelity Freedom 2025	***	4,416

*	Fidelity	Fidelity Freedom 2035	***	19,224

**	Overstock.com, Inc	Common stock of plan sponsor	431,633	268,315

				$2,362,950

*              Indicates a party-in-interest to the Plan for which statutory exemptions exist.

**           Investment qualifies as a party-in-interest to the Plan.

***         Investments are participant-directed, therefore disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan . Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

Date: June 29, 2006	By:	/s/David K. Chidester
Title: Senior Vice President, Finance
(principal financial officer)